Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: September 14, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Media Release
Swisscom buys back 8% of share capital
Swisscom has successfully completed its share buyback by issuing tradable put options. Of the 56,718,561 put options issued, 56,541,107 or 99.69% have been exercised. Swisscom is thus buying back 4,916,618 of its own registered shares for the capital reduction, which is equivalent to 8% of voting rights and share capital recorded. The share buyback volume amounts to CHF 2.2 billion.
The put options were assigned to shareholders free of charge on 30 August 2006 with an exercise date of 13 September 2006. 23 put options entitled the bearer to sell two registered shares for CHF 450 gross or CHF 292.85 net per registered share (less 35% federal withholding tax on the difference between the share buyback price and the par value).
The Swisscom Board of Directors intends to ask the General Meeting of Shareholders on 24 April 2007 for a capital reduction in the amount of the buyback volume achieved. It reserves the right, however, to reissue the repurchased shares should circumstances change, and to use them to finance transactions such as acquisitions. In this case the share capital will not be reduced, or will be reduced only to a limited extent. The shares acquired as part of the 2006 share buyback are not entitled to vote or to receive a dividend, and reduce the number of shares in circulation to 51,801,943. The dividend per share will newly be calculated on this basis.
The Swiss Confederation now holds 33,130,592 registered shares, which is equivalent to 53.89% of the Swisscom share capital currently entered in the share register. The free float of the Swisscom registered share on the basis of the share capital recorded in the share register is 30.36%. In addition to the shares acquired in this way, Swisscom currently still holds 4,764,200 shares from the 2005 buyback, which — according to the resolution passed by the General Meeting of Shareholders on 25 April 2006 — have been earmarked for a capital reduction. This capital reduction is expected to take place shortly, and will result in a new share capital of CHF 56,718,561.

Swisscom Ltd
Investor Relations	Phone +41-31-342 64 10	www. swisscom.com
3050 Berne	Fax +41-31-342 64 11	investor.relations@swisscom.com

Media Release
Overview of number of shares* before launch of the 2006 share buyback:

	in mio. shares	in %

Shares recorded in the share register	61.48	100.00%

of which Swiss Confederation**	38.40	62.45%
of which own shares from 2005 share buyback***	4.76	7.75%
of which free float	18.32	29.80%

Number of shares excl. shares owned by Swisscom	56.72

* Par value of CHF1, ** as per information supplied by Swiss Confederation on 20 December 2005, *** Soon to be destroyed
Overview of number of shares* after completion of the 2006 share buyback:

	in mio. shares	in %

Shares recorded in the share register	61.48	100.00%

of which Swiss Confederation **	33.13	53.98%
of which own shares from 2005 share buyback***	4.76	7.75%
of which own shares from 2006 share buyback****	4.92	8.00%
of which free float	18.67	30.36%

Number of shares excl. shares owned by Swisscom	51.80

* Par value of CHF1, ** as per information supplied by Swiss Confederation on 14 September 2006, *** Soon to be destroyed, **** To be destroyed following 2007 General Meeting of Shareholders, provided that the meeting approves the capital reduction.
Overview of number of shares* after completion of the 2006 share buyback and upcoming capital reduction:

	in mio. Shares	in %

Shares recorded in the share register	56.72	100.00%

of which Swiss Confederation **	33.13	58.41%
of which own shares from 2005 share buyback***	0	—
of which own shares from 2006 share buyback****	4.92	8.67%
of which free float	18.67	32.92%

Number of shares excl. shares owned by Swisscom*****	51.80

* Par value of CHF1, ** as per information supplied by Swiss Confederation on 14 September 2006, *** Soon to be destroyed, **** To be destroyed following 2007 General Meeting of Shareholders, provided that the meeting approves the capital reduction, ***** New basis for dividend payment on 27 April 2007, provided that the shares are not put back in circulation before this date
Berne, 14 September 2006

Swisscom Ltd
Investor Relations	Phone +41-31-342 64 10	www. swisscom.com
3050 Berne	Fax +41-31-342 64 11	investor.relations@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: September 14, 2006	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law